September 18, 2025

Mitchell Glass
President and Chief Medical Officer
TNF Pharmaceuticals, Inc.
855 N. Wolfe Street, Suite 623
Baltimore, MD 21205

       Re: TNF Pharmaceuticals, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-36268
Dear Mitchell Glass:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Rick Werner, Esq